Exhibit 99.1

Media Release

FOR IMMEDIATE RELEASE

IMV Announces Annual and
Special Meeting of Shareholders Voting Results

DARTMOUTH, Nova Scotia, June 18, 2021. IMV Inc. (“IMV” or the “Company”) (Nasdaq: IMV; TSX: IMV), a clinical-stage biopharmaceutical company, today announced the voting results from its annual and special meeting of shareholders held on June 18, 2021 (the “Meeting”).

Based on the votes received, all resolutions were accepted including the election of directors, for whom details of the votes are as follows:

Name of nominee	Votes cast FOR	% of votes cast FOR	Votes Withheld	% of votes Withheld
Andrew Sheldon	24,451,349	61.96	15,009,890	38.04
Michael Bailey	29,789,424	75.49	9,671,815	24.51
Julia P. Gregory	24,554,616	62.22	14,906,623	37.78
Michael Kalos	30,132,947	76.36	9,328,292	23.64
Kyle Kuvalanka	30,250,215	76.66	9,211,024	23.34
Frederic Ors	28,102,101	71.21	11,359,138	28.79
Shermaine Tilley	29,686,216	75.23	9,775,023	24.77
Markus Warmuth	30,062,960	76.18	9,398,279	23.82

Shareholders approved the appointment of PricewaterhouseCoopers, LLP, Chartered Professional Accountants, as independent auditor for the Company for the ensuing year and that the board of directors of the Company be authorized to fix its remuneration.

In addition, all amendments to the stock option plan of the Corporation to convert it from a “fixed” plan to a “rolling” plan as described in the management information circular dated May 11, 2021 (the “Circular”) were approved by the shareholders.

Please refer to the Circular available on SEDAR at www.sedar.com for more information on the business transacted at the Meeting. A report on voting results will also be filed on SEDAR.

IMV Forward-Looking Statements

This press release contains forward-looking information under applicable securities law. All information that addresses activities or developments that we expect to occur in the future is forward-looking information. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made. In the press release, such forward-looking statements include, but are not limited to, statements regarding the FDA potentially granting accelerated regulatory approval of maveropepimut-S and the timing of expected results from other maveropepimut-S’s studies with other tumor types. However, they should not be regarded as a representation that any of the plans will be achieved. Actual results may differ materially from those set forth in this press release due to risks affecting the Corporation, including access to capital, the successful design and completion of clinical trials and the receipt and timely receipt of all regulatory approvals. IMV Inc. assumes no responsibility to update forward-looking statements in this press release except as required by law. These forward-looking statements involve known and unknown risks and uncertainties and those risks and uncertainties include, but are not limited to, our ability to access capital, the successful and timely completion of clinical trials and studies, the receipt of all regulatory approvals and other risks detailed from time to time in our ongoing quarterly filings and annual information form Investors are cautioned not to rely on these forward-looking statements and are encouraged to read IMV’s continuous disclosure documents, including its current annual information form, as well as its audited annual consolidated financial statements which are available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar

About IMV

IMV Inc. is a clinical stage biopharmaceutical company dedicated to making immunotherapy more effective, more broadly applicable, and more widely available to people facing cancer and other serious diseases. IMV is pioneering a new class of cancer immunotherapies and vaccines against infectious diseases based on the Company’s proprietary drug delivery platform, DPX. This patented technology leverages a novel mechanism of action that enables the programming of immune cells in vivo, which are aimed at generating powerful new synthetic therapeutic capabilities. IMV’s lead candidate, maveropepimut-S, is a T cell-activating immunotherapy that combines the utility of the platform with a target: survivin. IMV is currently assessing maveropepimut-S as a monotherapy in advanced ovarian cancer, as well as a combination therapy in multiple clinical studies with Merck. Visit www.imv-inc.com and connect with us on Twitter and LinkedIn.

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Source: IMV Inc.

Investor Relations

Marc Jasmin, Senior Director, Investor Relations, IMV
O: (902) 492-1819, ext: 1042
M: (514) 617-9481 E: mjasmin@imv-inc.com

Irina Koffler, Managing Director, LifeSci Advisors
O: (646) 970-4681

M: (917) 734-7387
E: ikoffler@lifesciadvisors.com

Media

Delphine Davan, Senior Director of Communications, IMV
M: (514) 968-1046
E: ddavan@imv-inc.com